FOR: International Speedway Corporation
APPROVED BY: Wes Harris
Director of Investor Relations
(904) 947-6465

CONTACT: Betsy Brod/Karen Pagonis
Media: Michael McMullan/Kate Talbot
Morgen-Walke Associates, Inc.
 (212) 850-5600

FOR IMMEDIATE RELEASE

International Speedway Corporation Reports Record Third Quarter Results

DAYTONA BEACH, FLORIDA – October 5, 2000 – International Speedway Corporation (“ISC”) (Nasdaq/NM: ISCA; OTC Bulletin Board: ISCB) today reported record results for the third quarter ended August 31, 2000.

Total revenues for the third quarter of 2000 rose to $107.2 million from $66.2 million in the third quarter of 1999.  Operating income for the third quarter was $27.5 million compared to $16.8 million in the prior year period.  Net income totaled $12.8 million, or $0.24 per diluted share, for the third quarter of 2000 versus $9.6 million, or $0.20 per diluted share, in the comparable quarter of 1999.  ISC’s results for the two periods are not comparable due to the Company’s acquisition of Richmond International Raceway on December 1, 1999 and the merger with Penske Motorsports, Inc. completed in the third quarter of 1999.

For the nine month period ended August 31, 2000, total revenues increased to $317.5 million from $194.1 million in 1999.  Operating income for the nine month period in 2000 was $84.9 million up from $66.6 million in the comparable 1999 period.  Net income for the nine months ended August 31, 2000 was $32.6 million, or $0.61 per diluted share, versus $42.4 million, or $0.96 per diluted share, in the 1999 nine month period.  The Company’s nine month year-to-date results are not comparable due to the Penske merger, the Richmond acquisition and the litigation judgement after-tax charge of $5.2 million, or $0.10 per diluted share, taken in the second quarter of 2000.

During the third quarter, ISC hosted thirteen major events at four of its facilities.  The quarter’s events consisted of ten NASCAR sanctioned events, as well as the CART FedEx Championship Series, IROC True Value Series and ARCA Bondo/Mar Hyde Series.  Included in the ten NASCAR sanctioned events were four NASCAR Winston Cup Series events, three NASCAR Busch Series, Grand National Division races and three NASCAR Craftsman Truck Series events.

Mr. James C. France, President and Chief Operating Officer of International Speedway Corporation, said, “We are pleased to report that ISC hosted very successful events during the third quarter.  The June Michigan weekend featured NASCAR Winston Cup, IROC and ARCA events.  Two months later, the Winston Cup returned to Michigan paired with the NASCAR Busch Series.  Both weekends of racing were tremendously popular with the fans and experienced record attendance and results.  The outstanding performance of these two weekends was somewhat offset by lower than expected attendance-related revenues for the NASCAR Winston Cup Series Pepsi 400 at Daytona International Speedway which we previously announced, and some softness in attendance for the CART event held at Michigan in July.”

For the fourth quarter, ISC will conduct 15 major events over seven weekends, including six NASCAR Winston Cup events.  Both the NASCAR Winston Cup and Busch Series were on hand at Darlington Raceway in early September for a weekend of exciting on-track competition.  Unfortunately, rain throughout the week and during the events negatively affected ticket sales and the financial results of the weekend.  A week later the NASCAR triple-header weekend at Richmond International Raceway achieved record financial results.  Record weekend attendance culminated in a sold out crowd for Sunday’s Winston Cup event, including the addition of 5,600 seats since the events in May.

Mr. France continued, “Five major event weekends are scheduled for the remainder of the fourth quarter, including Winston Cup weekends at Talladega, North Carolina, Phoenix and Miami, as well as a CART weekend at California.  Our marketing efforts for the remainder of the fourth quarter are primarily focused on our major event weekends in California and Miami.  At California, we are attempting to capitalize on a history of strong on-track competition in our ticket-selling initiatives.  In Miami, our marketing efforts are focused on driving ticket sales in our goal to repeat the performance of last year’s inaugural event.  To build on existing enthusiasm and momentum, we continue with unique and aggressive marketing programs at both locations.”

Mr. France further commented, “With respect to our external development projects, we continue to make impressive progress on the construction of our new Kansas City and Chicago facilities with both projects on time and on budget.  In addition, our marketing programs at both locations continue to be well received by the marketplace and have exceeded initial expectations.  Finally, we continue to work on our one-year feasibility study for the development of a motorsports facility at New Jersey’s Meadowlands Sports Complex driven by our goal to bring first-class motorsports entertainment to one of the world’s largest media markets.”

Mr. France concluded, “2001 brings the debut of our new facilities in Kansas City and Chicago, the addition of new races awarded by major sanctioning organizations at these facilities and others, and the continued support of major corporations through innovative marketing partnerships.  Complemented by the significant promotion and exposure generated by the new media landscape and the long-awaited return of Chrysler into Winston Cup competition, we are extremely excited about the opportunities the coming year will bring.”

The management of ISC will host a conference call today with investors at 9:00 a.m. Eastern Time which may also be accessed via the Internet at: http://www.vcall.com.

International Speedway Corporation is a leading promoter of motorsports activities in the United States, currently promoting more than 100 events annually.  The Company owns and/or operates 11 major motorsports facilities, including Daytona International Speedway in Florida (home of the Daytona 500); Talladega Superspeedway in Alabama; Michigan International Speedway located outside Detroit, Michigan; California Speedway near Los Angeles, California; Homestead-Miami Speedway in Florida; Phoenix International Raceway in Arizona; Richmond International Raceway in Virginia; Darlington Raceway in South Carolina; North Carolina Speedway in Rockingham, North Carolina; Watkins Glen International in New York, and Nazareth Speedway in Pennsylvania.  In addition, the Company is developing Kansas Speedway in Kansas City, Kansas.  Other track interests include the operation of Tucson (Arizona) Raceway Park and an indirect 37.5% interest in Raceway Associates, LLC, which owns the Route 66 Raceway and is developing Chicagoland Speedway in the Chicago area.  The Company also owns and operates MRN Radio, the nation’s largest independent sports radio network; DAYTONA USA, the “Ultimate Motorsports Attraction” in Daytona Beach, Florida, the official attraction of NASCAR; Americrown Service Corporation, a provider of catering services, food and beverage concessions, and merchandise sales, and Motorsports International, a producer and marketer of motorsports-related merchandise.

For more information, visit the Company’s Web site at www.iscmotorsports.com.

 Statements made in this release that state the Company’s or management’s beliefs or expectations and which are not historical facts or which apply prospectively are forward-looking statements.  It is important to note that the Company’s actual results could differ materially from those contained in or implied by such forward looking statements. Any or all of the five major event weekends scheduled for the remainder of the fourth quarter could be impacted by the risk factors discussed elsewhere, including adverse weather conditions leading up to and during the events.  Additional information concerning factors that could cause actual results to differ materially from those in the forward looking statements is contained from time to time in the Company’s SEC filings including but not limited to the 10-K and subsequent 10-Q’s.  Copies of those filings are available from the Company and the SEC.  The Company undertakes no obligation to release publicly any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The inclusion of any statement in this release does not constitute an admission by International Speedway or any other person that the events or circumstances described in such statement are material.

(Tables to follow)

Consolidated Statements of Income (In thousands, except for per share data)
	Three months ended		Nine months ended
	08/31/1999	08/31/2000	08/31/1999	08/31/2000
	(Unaudited)		(Unaudited)

REVENUES

Admissions, net	$31,857	$49,615	$90,136	$141,273
Motorsports related income	22,356	36,935	72,805	120,928
Food, beverage, and merchandise income	11,600	19,704	29,913	52,178
Other income	413	921	1,243	3,139

	66,226	107,175	194,097	317,518

EXPENSES

Direct race expenses:
NASCAR direct expenses	8,803	14,171	28,252	48,349
Motorsports related expenses	10,958	21,380	32,458	60,132
Food, beverage, and merchandise expenses	6,630	12,247	15,995	30,302
General and administrative expenses	16,608	19,275	36,814	55,909
Depreciation and amortization	6,405	12,617	13,936	37,924

Total expenses	49,404	79,690	127,455	232,616

Operating income	16,822	27,485	66,642	84,902

Interest income	2,070	1,443	6,783	4,861
Interest expense	(1,586)	(7,406)	(2,511)	(23,336)
Equity in net income (loss) from equity investments	(1,006)	477	(1,472)	(552)
Minority interest	77	238	77	537
North Carolina Speedway litigation	--	--	--	(5,523)

Income before income taxes	16,377	22,237	69,519	60,889
Income taxes	6,742	9,454	27,101	28,287

Net income	$ 9,635	$ 12,783	$ 42,418	$ 32,602

Basic earnings per share	$ 0.21	$ 0.24	$ 0.96	$ 0.62

Diluted earnings per share	$ 0.20	$ 0.24	$ 0.96	$ 0.61

Dividends per share	$ 0.00	$ 0.00	$ 0.06	$ 0.06

Basic weighted average shares outstanding	46,917,080	52,967,222	44,229,684	52,961,132

Diluted weighted average shares outstanding	47,040,272	53,050,983	44,355,217	53,045,819
Consolidated Balance Sheet Data (In thousands)
	November 30, 1999	August 31, 2000 (Unaudited)
Cash, cash equivalents and short-term investments	$ 38,501	$ 49,495
Current assets	64,975	100,934
Restricted investments	295,929	50,835
Total assets	1,599,127	1,665,517
Deferred income	77,119	130,478
Current liabilities	116,872	167,576
Long-term debt	496,067	476,179
Shareholders’ equity	902,470	932,719